EXHIBIT III

INTRODUCTION TO THE FINANCIAL STATEMENTS

     The Bank’s financial statements have been prepared in accordance with International Accounting Standards (IAS), as adopted by the International Accounting Standards Board (IASB). The financial statements are examined by the Bank’s auditors from Ernst & Young in Helsinki and Stockholm, who are appointed by and responsible directly to the Control Committee of the Bank, which is responsible for conducting and delivering an audit of NIB’s financial statements to the Nordic Council of Ministers. See Exhibit IV, “Description of the Registrant – Nordic Investment Bank – Administration”. The audit has been conducted in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that the auditors plan and perform the audit in order to obtain reasonable assurance about whether the Financial Statements are free of material misstatement.

     The accounting principles applied in NIB’s financial statements differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The types of differences that usually have the greatest significance in comparing financial statements are recognition differences, measurement differences, alternatives, lack of requirements or guidance and other differences. Some of the differences that are reflected in NIB’s financial statements are as follows:

(i) NIB implemented IAS 39 for the first time in its accounts for 2001. Retrospective application of IAS 39 is not permitted, and therefore not every part of NIB’s 2001 accounts can be compared with the accounts of years past. IAS 39 is rather similar to FAS 133. Some of the IAS 39 differences to U.S. GAAP are:

*	IAS 39 does not allow the shortcut method. In U.S. GAAP the shortcut method can be applied for fair value hedges and cash flow hedges only if all of the applicable conditions in FAS 133 paragraph 68 are met.

*	In IAS 39 only clearly identified risks are hedged and it should also be possible to ensure that there is a specific designation of the hedging instrument and the different risk positions. U.S. GAAP permit hedging a rate that is not fully risk-free to be the designated risk in a hedge of interest rate risk. The U.S. GAAP hedged benchmark interest rate encompasses both risk-free rates and rates based on the LIBOR swap curve.

*	The difference between the premium or discount value vis-a-vis par value on borrowing, placements and debt securities and lending transactions at initial measurement and recognition is recorded in the balance sheet and amortized over the lifetime of the transaction as interest, using the straight-line method.

*	The transaction costs on NIB’s borrowings and the fees on primary-swaps are included in the initial measurement of these financial instruments and amortized as interest over the lifetime of the transaction, using the straight-line method. Subsequent measurements of these transactions do not change the amortization. See note 13 to NIB’s financial statements.

(ii) The Bank provides for losses in the loan portfolio as described in the introduction to the notes to the financial statements. This differs from the practice required pursuant to U.S. GAAP.

With respect to each of (i) – (ii) above and other differences not enumerated herein it would be impracticable for the Bank to quantify differences in results under the IAS and U.S. GAAP.

The Control Committee has for the financial years 2001 and 2002 appointed as independent joint auditors for NIB Mr. Kristian Hallbäck, Authorized Public Accountant at Ernst & Young, Helsinki, and Mr. Torbjörn Hanson, Authorized Public Accountant at Ernst & Young, Stockholm, who were both appointed on February 12, 1999 for the first time.

CERTIFICATE OF AUDITORS

The Control Committee of Nordic Investment Bank (the “Bank”) has been established in accordance with the Bank’s statutes. We are independent authorised public accountants with respect to the Bank and we have been appointed by the Control Committee to audit the financial statements of the Bank for the financial years 2000, 2001 and 2002 and report our findings to the Control Committee in order to assist the Control Committee in the execution of its duties.

We have audited the balance sheet of the Nordic Investment Bank at December 31, 2000 and 2001, and the related statements of income and cash flows for the two years ended December 31, 2001, as presented in the “Financial Statements for the Fiscal Year 2001”, exhibit III of the Form 18-K filing to the Securities and Exchange Commission.

We conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In our opinion, the financial statements give a true and fair view of the financial position of the Nordic Investment Bank as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards as issued by the International Accounting Standards Committee.

By:	/s/ Kristian Hallbäck	By:	/s/ Torbjörn Hanson

	Kristian Hallbäck Authorized Public Accountant Ernst & Young, Helsinki, Finland		Torbjörn Hanson Authorized Public Accountant Ernst & Young, Stockholm, Sweden

NORDIC INVESTMENT BANK

PROFIT AND LOSS ACCOUNT JANUARY 1 - DECEMBER 31, 2001
(in thousands of EURO)

	1999	2000	2001
	EURO	EURO	EURO

Interest income(1)	583,601	797,640	713,756
Interest expense(1)	-455,510	-655,011	-566,866

NET INTEREST INCOME	128,091	142,629	146,890

Fee and commission income(2)	5,424	3,901	5,306
Fee and commission expense	-1,408	-917	-1,011
Net profit on financial operations(3)	-7,100	6,539	5,356
Foreign exchange profit/loss(4)	27	-51	-57

OPERATING INCOME	125,034	152,101	156,483

EXPENSES
General administrative expenses(5)	14,266	16,232	18,395
Depreciation(10)	2,781	3,748	4,259
Provision for possible losses and loans, reversals (-)(6)(9)	1,590	1,659	390

TOTAL EXPENSES	18,637	21,638	23,044

Profit before value adjustments	106,397	130,463	133,439

Value adjustments according to IAS 39(7)	n.a.	n.a.	-2,719

PROFIT FOR THE YEAR	106,397	130,463	130,720

ALLOCATION OF THE YEAR’S PROFIT
Appropriation to credit risk reserve	30,000	11,000	51,000
Appropriation to loan loss reserve (PIL)	21,000	17,000	14,200
Appropriation to HIPC initiative		2,000	2,000
Appropriation to dividend payment	35,000	39,000	39,000
Appropriation to statutory reserve	20,397	61,463	23,342

Adjustment of statutory reserve 1 January 2001	n.a	n.a.	1,179

(1)-(7) and (9)-(10) above refer to the corresponding Notes to the Financial Statements included as Exhibit III to this Report on Form 18-K.

REPORT OF THE BOARD OF DIRECTORS

Summary of the year 2001

The Bank had a successful year in 2001. Net interest income rose to EUR 147 million in the year 2001, compared with EUR 143 million in the year 2000. The Bank is recording a profit of EUR 131 million for the year, compared with EUR 130 million in 2000. The year’s profit is not directly comparable with last year’s profits, however, since as of 2001 the Bank is implementing the new accounting standard for financial instruments, IAS 39, which has the effect of reducing the year’s profit by EUR 2.7 million.
     New lending increased sharply, amounting to EUR 1,661 million during the year (2000: 1,101). Loans outstanding at year-end totalled EUR 10,067 million (9,288).
     Average economic growth in the Nordic countries was slightly higher than 1% during 2001, which is a clear slowdown from a growth rate of approximately 4% in 2000. The Nordic countries felt the effects of the international economic downturn, and decreasing demand in the most important export markets resulted in a lower rate of growth in industrial production, while investment growth stagnated. The decline in international economic growth was primarily a consequence of the sharp downturn in economic activity in the USA.
     The credit quality of the Bank’s lending portfolio and of its investment portfolios continued to be considered very good on the whole, despite the cyclical downturn. In fiscal 2001 the Bank reported a loan loss of EUR 3.1 million in respect of one loan, for which the Bank had already provisioned in the previous year’s accounts. Provisions for anticipated loan losses in the amount of EUR 0.4 million were made during fiscal 2001.
     During the year, the Bank’s owners, the Nordic countries, approved the Board of Directors’ proposal to amend the Statutes to increase the Bank’s ordinary lending ceiling by slightly more than EUR 2 billion, from EUR 10 billion to approximately EUR 12 billion.
     The Bank’s new borrowings corresponded to EUR 2,099 million (1,865). Outstanding borrowings rose to EUR 12,298 million (11,326). A total of 46 (45) long-term borrowing transactions were made in 9 (7) different currencies.
     Environmental projects are a high priority area within the Bank’s operations, and in 2001 the Bank participated in the financing of a number of environmental investments. NIB has taken on the chairmanship of the steering group for the Northern Dimension Environmental Partnership, NDEP. NDEP is an international forum with the purpose of coordinating and streamlining the financing of environmental investments, particularly in the Baltic Sea and Barents Sea regions.
     At year-end, total assets amounted to EUR 15,024 million (13,850). Total assets for 2001 cannot be compared directly with total assets for 2000, as a result of the implementation of IAS 39. Total assets rose by 4.8% due to the implementation of IAS 39.
     The Board of Directors proposes that EUR 39 million be paid as a dividend to the Bank’s owners for fiscal year 2001. This is the same dividend amount as last year.
     In June, NIB celebrated its 25th anniversary in Helsinki with an annual meeting and a conference on consolidation within the financial sector, with speakers from leading banks and regulatory authorities in the Nordic countries and the USA. The anniversary celebrations were attended by representatives of Nordic and international industrial companies and financial institutions, in addition to the Bank’s owners and staff.

LENDING

The Nordic countries
Lending within the Nordic countries rose despite the increasing uncertainty in the world economy. In particular, the financing of environmental and infrastructure projects was among the areas where the Bank was able to generate value added for its clients, by offering the long-term financing needed to make large, long-term investments feasible.
     Disbursements in fiscal 2001 amounted to EUR 1,179 million (842). Fewer renewals of loans in the existing loan portfolio and a considerable amount of loan prepayments in 2001 were largely offset by a large amount of disbursements towards the end of the year. The relatively high demand for loans was partly due to the fact that commercial banks are reluctant to grant long-term loans during economic downturns.This, in turn, has the effect of strengthening NIB’s complementary role.
     Loans outstanding amounted to EUR 7,748 million (7,357). NIB entered into loan agreements amounting to EUR 1,178 million (771), and concluded guarantee agreements amounting to EUR 25 million (0).
     The share of disbursements to the manufacturing industry rose from 39% to 41% of the year’s disbursements compared to the previous year. Steel and metal manufacturing accounted for the largest increase within the manufacturing industry, with its share rising from 6% to 14%. For the second year in a row there was a decline in disbursements to the pulp and paper manufacturing industry. Overall, the manufacturing sector is still the largest sector in the Bank’s Nordic lending port-folio.The financing of energy investments increased considerably, with that sector’s share rising from 4% to 23%. There were also considerable changes in lending to financial intermediaries, whose share dropped from 21% to 7%, as well as in lending to the transportation and communications sector, which declined from 12% to 7% of disbursements.
     The share of new lending denominated in euros declined from 64% to 60%, but the euro is still the dominant currency. The share of the Danish krone and particularly that of the Swedish krona increased, accounting for 9% (5) and 16% (8) of disbursements, respectively.The share of new lending in US dollars declined, amounting to 12% in 2001 compared with 17% in the year 2000.

     Approximately 40% of lending went to cross-border investments, with Finnish and Swedish companies in particular as the investors.Almost one-third of all loans disbursed involved the financing of infrastructure projects, particularly energy supply, and one-seventh concerned environmental investments.

International lending
 There was a great demand for international loans in 2001. NIB noted a higher number of applications for loans, both for individual projects and as part of the lending programmes that NIB has established in cooperation with financial intermediaries. The reason for the increase is that certain projects were carried out, and some lending programmes were agreed and utilised, more quickly than anticipated. The large increase in volume in 2001 was also due to the fact that the number of cooperation countries has risen during the last few years.
     A total of EUR 847 million (390) in new international loans was granted during 2001. Loan agreements totalling EUR 617 million (255) were signed. Disbursements of international loans rose sharply, amounting to EUR 482 million (259). Loans outstanding amounted to EUR 2,319 million (1,931) at year-end.
     The geographical distribution of international lending shows that Asia accounted for 41% (43) of loans outstanding and loan agreements entered into but not yet disbursed as of year-end, with China, India, Indonesia and Thailand being the dominant borrowing countries. The share of Central and Eastern Europe amounted to 28% (27), with the Baltic countries accounting for slightly more than one-third. At year-end the Czech Republic and Poland were the largest borrowing countries in Central and Eastern Europe. Latin America’s share amounted to 17% (16) at year-end, with Colombia, Mexico and Venezuela as the largest borrowing countries. Africa and the Middle East together constituted a 14% (14) share of the portfolio, in which South Africa, Tunisia and Turkey had the largest share.
     The demand for new loans for individual projects continued to be high in the telecommunications sector, and the demand for loans for new investments and the upgrading of projects in the transportation sector—highways and public transport, for example—showed a considerable increase during the year.The Bank’s lending programmes, which usually are earmarked for the financing of projects within the SME sector, also developed positively during the year—cooperation with previous borrowers increased and loan agreements were entered into with new financial intermediaries.
     NIB’s international lending is usually based on cooperation agreements with the governments of the borrower countries. New cooperation agreements were entered into with Peru and Slovakia in fiscal 2001.

The neighbouring areas
Part of NIB’s strategy is to contribute to the economic development in the Nordic countries’ neighbouring areas—the Baltic countries, Poland, and the northwestern part of Russia. NIB’s activities in the neighbouring areas constitute an important part of its lending operations, and the Bank allocates considerable resources to these activities.
     NIB’s lending to the Baltic countries rose strongly during 2001, primarily as regards the financing of infrastructure investments, but also for the financing of investments in the development of these countries’ SMEs.
     As part of the Baltic Investment Programme, which came to an end in 1999, NIB administered two funds: the technical assistance fund and the equity investment fund. These two funds were closed, as previously agreed, in the middle of the year, as NIB had sold its last shareholdings at the end of the year 2000.The remaining assets were paid back in connection with the submission of the final accounts to the member countries.
     The bulk of NIB’s activities in Poland are focused on energy projects and municipal environmental projects. The Bank entered into an agreement concerning loans to northwestern Russia for the modernisation of the Pechenga Nikel smelting works on the Kola Peninsula, and for investments in sewerage treatment in Kaliningrad. Both of these are important environmental projects in the Baltic Sea and Barents Sea regions.
     NIB’s prioritisation of and support for environmental investments in the neighbouring areas is manifested in the Bank’s active participation in the Northern Dimension Environmental Partnership, which was created in the first half of 2001, and in the proposal, now under discussion by the Bank’s owners, to expand the environmental lending facility (MIL) from EUR 100 million to EUR 300 million.

ENVIRONMENTAL PROJECTS

NIB is actively promoting the financing of new environmental projects. As of 31 December 2001, the Bank had a total exposure of EUR 1,616 million in environment related projects. A large part of these loans has been granted for very specialised environmental projects in the Nordic countries and their neighbouring areas.
     NIB applies an internal procedure as regards the environment, consisting of a systematic environmental impact assessment of all its loan applications.
     During the year, the Board of Directors approved a codification of the Bank’s environmental policy, which has been applied for several years. Among other things, the policy mandates that the Bank must screen the environmental impact of all projects to be financed, and make certain that the projects are in accordance with international environmental agreements. In addition, the Bank is mandated to work actively to promote investments that have a positive environmental impact.

FINANCIAL ACTIVITIES

In 2001, there was a great deal of uncertainty in the international capital markets following the tapering off in growth of the world’s leading economies, strengthened by the effects of the terrorist attacks on the USA. Stock markets fell, and the target short-term interest rate in the USA

REPORT OF THE BOARD OF DIRECTORS

dropped by a historically large amount during the year, from 6.5% to 1.75%. As a result, investors increasingly chose to invest in bonds with high credit ratings.
     The generally stronger demand for bonds with high credit ratings, coupled with NIB’s active marketing in international bond markets and a flexible borrowing strategy, resulted in a successful year for the Bank’s borrowing operations.
     The Bank’s borrowing in the capital markets amounted to EUR 2,099 million (1,865) during 2001. Repayments of previous borrowings corresponded to EUR 1,780 million (1,748). Borrowings outstanding amounted to EUR 12,298 million (11,326) at year-end. During the year 2001, 46 (45) funding transactions were carried out in 9 (7) different currencies. The British pound was the Bank’s most important borrowing currency in 2001, with a 34% share of new debt issues.The Bank issued bonds denominated in British pounds corresponding to an amount of EUR 722 million, distributed over six transactions.
     A SEK 3 billion benchmark bond was issued in the Swedish market, corresponding to EUR 326 million, with a five-year maturity.The transaction was the first large issue in many years by a supranational in this market, and the first NIB transaction in the Swedish market since 1998. Through this issue, NIB has met the demand of its investors both within and outside the Nordic countries for securities denominated in Swedish kronor. The Swedish krona accounted for 16% of NIB’s borrowings in 2001.
     During the year borrowing in the Asian capital markets amounted to a total of 35%, with the Japanese yen accounting for 19%, the Taiwanese dollar for 13%, and the Hong Kong dollar for 3%. NIB also launched bond issues in US dollars corresponding to 10% of its total borrowing. Thus, NIB borrows in many different currencies, and then, using creditworthy counterparties, swaps them into the currencies demanded by its customers.
     The Bank’s equity amounted to EUR 1,440 million at the end of 2001. The Bank invests an amount corresponding to its equity in portfolios of interest-bearing securities. In 2001, the Bank continued to reduce the amount of securities in its held-to-maturity portfolio in order to increase its actively managed trading portfolio consisting of marked-to-market securities. Securities in the trading portfolio are bought and sold according to expectations as to market developments. This portfolio is managed in accordance with strict limits on risk-taking. Gains or losses connected with the marked-to-market portfolio are recorded directly in the Bank’s Profit and Loss Account.As a result of the drop in interest rates during the year, the Bank’s profits for 2001 were affected positively, in the amount of EUR 1.9 million, by capital gains in the marked-to-market portfolio. The marked-to-market portfolio accounted for 32% of NIB’s equity at year-end.
     The Bank’s net liquidity amounted to EUR 2,641 million at the end of 2001. This is in line with the Bank’s long-term goal of maintaining a net liquidity level that corresponds to the Bank’s requirements for the following 12 months.
     In 2001 NIB started a pilot project by giving two external asset management firms the responsibility for managing a total of USD 100 million of the Bank’s liquidity portfolio. The Bank’s goal in establishing this external management system is to achieve a higher yield on its liquidity, as well as to strengthen the development of its own internal liquidity management capability.

COOPERATION WITH OTHER FINANCIAL INSTITUTIONS

The international financial institutions that are active in the Northern Dimension Area have begun to work actively together to solve environmental problems in the EU’s Northern Dimension Area, which is aimed at north-European countries both within and outside the EU.This cooperation has become embodied in the Northern Dimension Environmental Partnership, NDEP. NDEP was created through cooperation among international financial institutions, the EU Commission and NIB, in consultation with Sweden, which was holding the EU Presidency for the first half of the year. NDEP’s guiding purpose is to coordinate, streamline and strengthen the financing of urgent environmental projects having cross-border effects in the Northern Dimension Area, at the outset particularly in northwestern Russia. NDEP consists of a steering group and a fund.The steering group prioritises projects and chooses a lead bank for each individual project. The steering group’s permanent members are the EBRD, EIB, NIB, the World Bank Group and the EU Commission. NIB, having worked actively for NDEP from the start, was chosen to chair the steering group for the Partnership’s first year of operation. The mandate of the fund is to gather grant funds from potential donors in order to contribute to the financing of NDEP projects that cannot be financed exclusively with loans.
     NIB places a great deal of importance on cooperation with other financial institutions. During 2001, cooperation with financiers both within and outside the Nordic countries has expanded in a number of areas. A cooperation agreement between NIB and the Council of Europe Development Bank (CEB) was signed in the beginning of 2002. Its purpose is to foster cooperation and facilitate the possibilities for cofinancing projects in the CEB member countries where NIB is active. NIB has cooperation agreements with the most important multilateral development banks.
     The cooperation between NIB and the other Nordic financial institutions that form the Nordic Finance Group in Helsinki—the Nordic Development Fund (NDF), the Nordic Environment Finance Corporation (NEFCO), and the Nordic Project Export Fund (Nopef)—continued during 2001, both as regards specific projects and on an administrative level. These institutions cooperate closely in financing projects. This cooperation is facilitated by the fact that all of these institutions are located in NIB’s building at Fabianinkatu 34 in Helsinki. In fiscal 2001 NIB cofinanced projects with NEFCO in the Baltic area and in northwestern Russia.

This cooperation will increase still further as a result of NEFCO’s planned participation in various NDEP projects.
     A lending programme for development projects in South Africa as well as a loan to a project for modernising a paper mill in Vietnam were agreed upon during 2001 and are to be implemented through cofinancing with NDF. During the year NIB’s cooperation with Nopef and its support for project preparation primarily concerned the Nordic countries’ neighbouring areas.

RISK MANAGEMENT

The Bank’s risk management guidelines are characterised by a conservative attitude towards risk-taking. The Bank’s Statutes call for adequate security when loans are granted, as well as the avoidance of currency risks. The compliance with these general guidelines is followed in practice by an extensive system of limits and monitoring control.
     In 2001 the Bank continued its work of developing and improving its risk management methods, which combine a traditional system of management of limits and the use of benchmarks with a model-based simulation of portfolio risk. These parallel methods of risk control are utilised for the management of market risk as well as credit risk.
     The goal for the management of the Bank’s financial portfolio is to make certain that NIB is sufficiently prepared financially to meet its operational needs, and to maintain its status as a borrower while simultaneously contributing to the Bank’s income by virtue of active asset management. The high quality of the Bank’s financial counterparty exposure has been maintained during the year.
     A few of NIB’s borrowers were downgraded during the year as a result of the weakened world economic situation. This had the effect of marginally weakening the Bank’s loan portfolio. Nonetheless, the quality of the Bank’s various portfolios, taken as a whole, continues to be very high. The portfolios are well balanced both geographically and as regards sector distribution and degree of concentration. Late service payments on the Bank’s outstanding loans did not increase in 2001, and are insignificant in absolute figures. One Nordic loan was written down during the year in the amount of EUR 3.1 million. This loss had no effect on profits in fiscal 2001 since the Bank had already made loss provisions for it in the accounts for 2000. Provisions appearing on the Profit and Loss Account for anticipated international loan losses amounted to EUR 0.4 million.
     At the end of the year, the Bank’s assets were mainly of the same high quality as at the beginning of the year.A thorough analysis of NIB’s outstanding loans has not revealed any specific loan loss risks, but economic developments are uncertain for the remainder of 2002. The cyclical weakening that has already taken place may mean a certain exposure to risk for the creditworthiness of the Bank’s counterparties. This is one of the reasons for which the Board of Directors has set forth below a proposal to increase the allocation from profits to equity reserves in order to cover general, non-identified risks in the Bank’s operations.

PERSONNEL AND INFORMATION TECHNOLOGY

At year–end the number of employees was 137. The majority of NIB’s personnel is Finnish—97 employees—while the other Nordic countries are represented with 16 Swedes, 13 Danes, 6 Norwegians and 5 Icelanders. The Bank has put in place a personnel management training programme around the themes of communication and leadership.
     During the year the Bank continued to develop use of its information technology, particularly as a tool for internal information management. NIB’s IT management is being modernised through a new, centralised information system. During fiscal 2001 the operative systems and the Bank’s computer equipment were upgraded. The Bank renewed its guidelines for data security during the year. NIB has worked out a new strategy to serve as the basis for the development of its IT over the next few years.

RESULT

The Bank showed a profit of EUR 131 million for fiscal 2001, compared with 130 million in the year 2000. Net interest income increased to EUR 147 million (143). The rise in net interest income in fiscal 2001 compared with the year 2000 is primarily connected with increased average total assets and wider lending spreads. Net interest income declined somewhat as a proportion of equity as a consequence of generally low interest rates, which have an effect on new investments and reinvestments of funds. The increase in the fiscal year’s profit as calculated according to the accounting principles NIB has used in previous years is of the same order of magnitude as the rise in net interest income. Value adjustments according to IAS 39 lowers NIB’s profits by EUR 2.7 million for fiscal 2001.

New accounting standard
It is very important for NIB’s position in the capital markets that it implements internationally agreed accounting standards. Since 1994, therefore, the Bank has drawn up its accounts in accordance with International Accounting Standards. The European Union’s directives also cover these standards, which are being applied more and more internationally. International Accounting Standards are continuously being developed, and in 2001 new principles were introduced as to how financial instruments are reported in the accounts.
     The IAS 39 standard primarily involves a different treatment of derivative contracts, which for 2001 are to be carried in the Balance Sheet at fair value. As IAS 39 permits hedge accounting under certain circumstances, the corresponding hedged items are also carried at fair value in the Balance Sheet if they have been hedged against changes in value caused by market fluctuations. IAS 39 has meant that NIB has had to mark to market most of the liability side of its Balance Sheet, while the asset side has been treated more or less in the same way as before in terms of how items are recorded in the accounts.

REPORT OF THE BOARD OF DIRECTORS

     Measurement at fair value in accordance with IAS 39 inevitably involves a greater degree of volatility in the Bank’s Profit and Loss Account and Balance Sheet. Using its hedging policy, NIB strives to decrease the volatility of its results. As mentioned above, an exceptionally sharp drop in short-term interest rates during 2001 produced a negative effect on NIB’s profits, as a result of the implementation of IAS 39.

Key figures
Based on the accounting principles NIB has used in former years, profit as a proportion of average equity was 9.7% in 2001, compared with 10.3% in the year 2000. Profits calculated using IAS 39 amounted to 9.5% of average equity.This can be compared with the last 5 years’ moving average for the 5-year euro interest rate, which was 4.8% (5.1).The corresponding one-year average for 2001 was 4.7% (5.5). In addition to the paid-in capital, the Bank’s owner countries have provided callable capital for the Bank, which also contributes to NIB’s high credit rating.
     NIB’s established financial goals for its operations are to achieve a reasonable, stable return on its equity and to build up sufficient reserves. These goals have been achieved, which is important for the Bank in fulfilling its primary purpose effectively: to provide long-term financing in order to further projects of Nordic interest, which support sustainable development. During the year, EUR 39 million was distributed to the Bank’s owners from profits from the year 2000.
     As of 31 December 2001, NIB’s equity—which consists of capital paid in by the owners plus accumulated reserves—amounted to EUR 1,440 million (1,326), corresponding to 9.6% (9.6) of total assets. The ratio of equity to total assets would have been 10.0% calculated on the basis of the accounting principles the Bank has used in prior years.

OUTLOOK

Even if there are as yet no absolutely clear signs of an improvement in the world economy, a great deal of evidence nonetheless appears to suggest that we have passed the bottom of the cyclical downturn and that a turnround can be expected in the second half of 2002.World economic growth in 2002 is expected to remain at the same level as in 2001. The slowdown in the EU economy was less than in the USA, and economic growth in the EU in 2002 is expected to be significantly higher than in the USA. Economic growth in the Nordic countries during 2002 is expected to be somewhat higher than the OECD average. Economic growth in most regions outside the OECD area is expected to be higher than the OECD average, with the exception of Latin America. Latin America has been affected by the economic downturn to a larger extent, and is expected to experience slow growth in 2002.
     The demand for long-term loans is expected to remain high in 2002. NIB will continue to have an important complementary role as a financier of projects both within and outside the Nordic countries.
     Within the Bank’s Nordic lending, the focus will be on long-term lending to SMEs and on industry and infrastructure projects of Nordic interest. NIB’s goal is to continue to cooperate with other financial institutions, but also to increase financing to SMEs through the Bank’s cooperation with financial intermediaries. In its operations NIB will give priority to the financing of environmental protection and infrastructure projects as well as Nordic companies’ projects in the neighbouring areas.
     The Bank’s international lending activities continue to embrace the active preparation of environmental projects in the Nordic countries’ neighbouring areas. Major efforts are underway particularly in cooperation within the Northern Dimension Environmental Partnership, in which the Bank is playing an active role. Within NIB’s international lending, borrowers will for the most part continue to be governments or government-guaranteed entities, but the financing of infrastructure projects in the private sector will increase further. The Bank’s international operations have been concentrated primarily on infrastructure, where projects are being prepared in areas such as energy production and transmission, water supply, environmental protection, transportation and communications. Projects in the SME sector are primarily financed in cooperation with financial intermediaries.
     NIB will be continuing its flexible, global borrowing strategy in 2002, whereby it will meet investor demand for attractive investment possibilities in the markets. At the same time, NIB will be strengthening and developing the framework for managing its financial assets.
     NIB’s new lending within the Nordic countries in 2002 is expected to develop at a level similar to the previous year, while new lending outside the Nordic countries is expected to decline from the extraordinarily high level of 2001. NIB will focus its lending operations on projects that promote its owners’ priorities, in accordance with its mission and strategy. NIB expects its net interest income and profit for fiscal 2002 to be in line with the results for fiscal 2001.
     Over the longer term, NIB will be striving to achieve a higher rate of growth in lending outside the Nordic countries than within the region. In that way the Bank will be helping to further the internationalisation of Nordic industry—an important source of economic growth in the Nordic countries. Due to the special economic situation now prevailing, the path towards achieving this goal may not be clear in 2002, but in the long term it will become apparent, not the least with regard to lending in the Nordic countries’ neighbouring areas to the East.

Proposal by the Board of Directors to the Nordic Council of Ministers

The Board’s proposal for the allocation of profits for the year takes into consideration that the Bank’s operations are carried out with an objective to achieve a reasonable return on the Bank’s equity and a satisfactory dividend to the owners.The proposal will facilitate the continuing accumulation of the Bank’s equity and keep its ratio of equity to total assets at a secure level, both of which are prerequisites for maintaining the Bank’s high creditworthiness.

The Board of Directors proposes to the Nordic Council of Ministers that the profit of EUR 130,720,223.88 be allocated as follows:
•
That EUR 23,341,662.71 be transferred to the Statutory Reserve, subsequent to a deduction of EUR –1,178,561.17 related to the one-time effect on 1 January 2001, of the implementation of IAS 39 for the first time. Subsequent to such transfer, the Statutory Reserve will amount to EUR 553,952,214.93 or 13.8% of the Bank’s authorised capital of EUR 4,000,000,000.00.

•	That EUR 51,000,000.00 be transferred to the Credit Risk Reserve as a part of equity.
•	That EUR 14,200,000.00 be transferred, pursuant to section 6A of the Bank’s Statutes, to the Loan Loss Reserve for Project Investment Loans.
•	That EUR 2,000,000.00 be transferred to a reserve for the HIPC initiative.
•	That EUR 39,000,000.00 be available for distribution as dividends to the owners.

The Bank’s equity subsequent to allocations as stated above will be composed as follows (in EUR):
•	Paid-in capital	404,260,110.00
•	Statutory Reserve	553,952,214.93
•	Credit Risk Reserve	327,000,000.00
•	Loan Loss Reserve (PIL)	98,200,000.00
•	HIPC Initiative Reserve	4,000,000.00
•	Unrealised adjustments in value according to IAS 39	14,050,858.47
•	Appropriation to dividend payment	39,000,000.00

Total equity as of 31 December 2001		1,440,463,183.40

The allocations as set forth above are reflected in the accounts.The Profit and Loss Account, the Balance Sheet, Changes in Equity, the Statement of Cash Flows and the Notes to the Financial Statements are to be found on pages 44–65.

Helsinki, 7 March 2002

PROFIT AND LOSS ACCOUNT 1 JANUARY – 31 DECEMBER

	Note	2001	2000
		1,000 EUR	1,000 EUR
Interest income	(1)	713,756	797,640
Interest expense	(1)	–566,866	–655,011

Net interest income		146,890	142,629

Fee and commission income	(2)	5,306	3,901
Fee and commission expense		–1,011	–917
Net profit on financial operations	(3)	5,356	6,539
Foreign exchange loss	(4)	–57	–51

Operating income		156,483	152,101

Expenses
General administrative expenses	(5)	18,395	16,232
Depreciation and write-down in value of
tangible and intangible assets	(10)	4,259	3,748
Provision for possible loan losses,
reversals (–)	(6), (9)	390	1,659

Total expenses		23,044	21,638

Profit before value adjustments		133,439	130,463

Value adjustments according to IAS 39	(7)	–2,719	n.a.

PROFIT FOR THE YEAR		130,720	130,463

ALLOCATION OF THE YEAR’S PROFIT
Appropriation to credit risk reserve		51,000	11,000
Appropriation to loan loss reserve (PIL)		14,200	17,000
Appropriation to HIPC initiative		2,000	2,000
Appropriation to dividend payment		39,000	39,000
Appropriation to statutory reserve		23,342	61,463
Adjustment of statutory reserve 1 January 2001		1,179	–

The Nordic Investment Bank’s accounts are kept in euro.

BALANCE SHEET AT 31 DECEMBER

		Note	2001	2000
ASSETS			1,000 EUR	1,000 EUR

Cash and balances with banks			7,630	6,166

Placements and debt securities		(8), (19)
Placements with credit institutions			1,103,652	2,491,382
Debt securities			2,614,037	1,423,869

			3,717,689	3,915,251

Loans outstanding		(9), (19)
Loans outstanding			10,035,869	9,287,661
Value adjustments according to IAS 39			31,113	–

			10,066,982	9,287,661

Intangible assets		(10)	1,294	3,187

Tangible assets		(10)	36,137	37,406

Other assets		(11), (19)
Swap receivables			395,990	–
Value adjustments according to IAS 39			443,707	–
Other assets			12,645	73,164

			852,342	73,164

Accrued interest and fees receivable			341,579	526,701

Total assets			15,023,653	13,849,537

LIABILITIES AND EQUITY

Liabilities

Amounts owed to credit institutions		(12), (19)	254,356	228,011

Debts evidenced by certificates		(13), (19)
Debt securities in issue			11,355,831	11,017,117
Other debt			260,123	308,642
Value adjustments according to IAS 39			681,749	–

			12,297,703	11,325,759

Other liabilities		(14), (19)
Swap payables			931,985	–
Value adjustments according to IAS 39			-214,199	–
Other liabilities			4,571	93,258

			722,357	93,258

Exchange rate adjustment of currency contracts			–	390,704

Accrued interest and fees payable			308,774	485,934

Total liabilities			13,583,189	12,523,666

Equity
Authorised and subscribed capital	4,000,000	(15)
of which callable capital	-3,595,740

Paid-in capital	404,260		404,260	394,260
Statutory reserve		(16)	553,952	530,611
Credit risk reserve		(17)	327,000	276,000
Loan loss reserve (PIL)		(17)	98,200	84,000
HIPC initiative reserve			4,000	2,000
Appropriation to dividend payment			39,000	39,000
Other value adjustments according to IAS 39			14,051	–

Total equity			1,440,463	1,325,871

Total liabilities and equity			15,023,653	13,849,537

Guarantee commitments		(9)	32,572	33,472
Off-balance sheet commitments		(18)

The Nordic Investment Bank’s accounts are kept in euro.

CHANGES IN EQUITY
(AMOUNTS IN EUR MILLION)

Equity at 31 Dec 1999	384.3	469.1	265.0	67.0		35.0		1,220.4
Paid-in during the year	10.0							10.0
Appropriation to the statutory reserve		61.5						61.5
Appropriation to the credit risk reserve			11.0	17.0				28.0
Appropriation to the HIPC initiative reserve					2.0			2.0
Dividend payment during 1999						–35.0		–35.0
Appropriation to dividend payment 2000						39.0		39.0

EQUITY AT 31 DECEMBER 2000	394.3	530.6	276.0	84.0	2.0	39.0		1,325.9

Value adjustments according to IAS 39 1)		–1.2					22.8	21.6

Equity, opening balance at 1 Jan 2001	394.3	529.4	276.0	84.0	2.0	39.0	22.8	1,347.5

Paid-in during the year	10.0							10.0
Appropriation to the statutory reserve 2)		24.5						24.5
Appropriation to the credit risk reserve			51.0	14.2				65.2
Appropriation to the HIPC initiative reserve					2.0			2.0
Dividend payment during 2000						–39.0		–39.0
Appropriation to dividend payment 2001						39.0		39.0
Other adjustments according to IAS 39 3)							–8.7	–8.7

EQUITY AT 31 DECEMBER 2001	404.3	554.0	327.0	98.2	4.0	39.0	14.1	1,440.5

1) Due to IAS 39 the following adjustments were made to the opening balance at 1 January 2001:

Equity, opening balance at 1 Jan 2001 as stated in the Balance Sheet at 31 Dec 2000	1,325.9
Adjustments made to equity according to IAS 39 at 1 Jan 2001
Adjustments made to derivatives according to IAS 39	–1.2
Adjustments made to derivatives that hedge future cash flows	22.8

Equity, opening balance at 1 Jan 2001 adjusted according to IAS 39	1,347.5

In accordance with the transition requirements of IAS 39 NIB has made an adjustment of EUR –1.2 million to the equity at 1 Jan 2001. The derivatives that hedge future cash flows were adjusted with EUR 22.8 million.

2) The total appropriation to the statutory reserve for this year is EUR 23.3 million net after an initial adjustment according to IAS 39 of EUR –1.2 million.

3) Other adjustments according to IAS 39 consist of a fair value adjustment of derivatives that hedge future cash flows and a fair value adjustment of the available-for-sale portfolio. (The available-for-sale portfolio adjustment stands for EUR 0.3 million.)

The Nordic Investment Bank's accounts are kept in euro.

STATEMENT OF CASH FLOWS 1 JANUARY – 31 DECEMBER

		2001	2000
	Note	1,000 EUR	1,000 EUR

Cash flows from operating activities	(20)	160,470	152,791

Cash flows from investing activities

Lending
Disbursements of loans		–1,665,027	–1,100,837
Repayments		1,091,309	922,756
Exchange rate adjustments		–174,879	–257,010
Placements and debt securities
Purchase of long-term debt securities		–683,502	–446,709
Sales of long-term debt securities		416,298	522,395
Other placements		43,508	–85,551
Exchange rate adjustments etc.		99,601	5,524
Other items
Increase in other assets		–2,871	–3,440
Increase in tangible and intangible assets		–1,096	–186

Investing activities, total		–876,660	–443,058

Cash flows from financing activities

Debts evidenced by certificates
Issues of new debt		2,099,283	1,865,327
Redemptions		–1,779,781	–1,748,370
Exchange rate adjustments		–35,924	–77,258
Issuing charges		–4,057	–7,195
Other items
Placements from credit institutions		64,581	–30,609
Exchange rate adjustment of currency contracts		146,020	438,228
Change in other liabilities		–16,897	7,005
Paid-in capital		10,000	10,000
Dividend paid		–39,000	–35,000

Financing activities, total		444,225	422,127

CHANGE IN CASH
AND CASH EQUIVALENTS	(20)	–271,965	131,860

The Nordic Investment Bank’s accounts are kept in euro.

NOTES TO THE FINANCIAL STATEMENTS

General Operating Principles

The operations of the Nordic Investment Bank are governed by an agreement among the governments of Denmark, Finland, Iceland, Norway and Sweden, and the Statutes adopted in conjunction with that agreement. A new agreement, which replaced the previous agreement of 4 December 1975, was signed by 23 October 1998 and entered into force on 18 July 1999. The new agreement further strengthens the Bank’s status as a multilateral financial institution as well as its legal status.
     The purpose of the Bank is to grant loans and issue guarantees on sound banking terms and in accordance with socioeconomic considerations for the implementation of investment projects of interest to the Nordic countries and other countries which receive loans or guarantees from the Bank.
     The Bank has the legal status of an international juridical person, with full legal capacity.
     In the member countries, the Bank is exempt from payment restrictions and credit policy measures.
     The new agreement contains provisions concerning the Bank’s immunity and the exemption of the Bank’s assets and income from all taxation.The headquarters of the Bank are located in Helsinki, Finland.

Accounting Principles and Additional Information

DRAWING UP OF THE ACCOUNTS

The Bank’s Financial Statements have been prepared in accordance with the International Accounting Standards (IAS), as adopted by the International Accounting Standards Board (IASB).
     The Board of the International Accounting Standards Committee (IASC) approved the new standard IAS 39, ”Financial Instruments: Recognition and Measurement”, in 1998.The IASC was replaced by IASB in 2001 due to reorganisations. NIB is implementing IAS 39 for the first time in its accounts for 2001. Retrospective application of IAS 39 is not permitted, and therefore not every part of NIB’s 2001 accounts can be compared with the accounts of years past.
     Under this new standard all derivatives are recognised on the Balance Sheet, and a greater number of Balance Sheet items are carried at fair value.
     The implementation of IAS 39 has the following consequences for NIB.

FINANCIAL INSTRUMENTS
Financial Assets and Liabilities
Financial assets and liabilities are classified in the following categories, with the corresponding valuation principles:
•	Financial assets and liabilities held for trading are carried at fair value. Adjustments for changes in fair value are recognised in the Profit and Loss Account.The Bank has already been applying this accounting principle in the past.
•	Held-to-maturity financial assets are carried at amortised cost.
•	In accordance with the hedge accounting principles in IAS 39, receivables and liabilities—in NIB’s case lending and borrowing—are measured at fair value when they are part of a designated hedging relationship. In other cases these Balance Sheet items are carried at amortised cost.
•	Other financial assets which are available for sale are measured at fair value, and unrealised value changes are recorded directly in equity.

Derivative Instruments
All derivative instruments are recognised on the Balance Sheet and measured at fair value.
     Value changes in derivative instruments are recognised either in the Profit and Loss Account or directly in equity, depending on the purpose when acquired. NIB enters into most derivative contracts in order to hedge against market risk.
     Value changes for derivative contracts not entered into for hedging purposes are recognised in the Profit and Loss Account.
     Derivatives entered into for hedging purposes are recorded as set forth below.

HEDGING AND HEDGE ACCOUNTING
Hedge Accounting
Hedge accounting is permitted in certain circumstances provided that the hedging relationship—that is, the hedged item and the hedging instrument—is clearly defined, and the hedging is expected to be effective. This means that there must be a high probability that changes in fair value for the hedging instrument and the hedged item will offset each other, that is, that the inverse correlation will be very high.
Fair Value Hedges
The Bank uses derivative instruments in order to hedge the fair value of almost all its fixed interest rate borrowing and lending transactions. Both the hedged item in the Balance Sheet and the hedging derivative instrument are measured at fair value.The value changes are recorded in the Profit and Loss Account.

Cash Flow Hedges
The Bank also uses derivative instruments to hedge future interest rate flows for placements whose interest rates are fixed with short intervals. Value changes for these hedging derivative instruments are recognised in equity, and taken into the Profit and Loss Account when the corresponding incoming variable interest rate flows are realised.

EFFECTS ON THE PROFIT AND LOSS ACCOUNT

The derivative instruments as well as the hedged items are measured at fair value. Value changes are recorded in the Profit and Loss Account under the item “Value adjustments according to IAS 39”.
     Implementation of IAS 39 will normally mean higher volatility than previously in the Profit and Loss Account and the Balance Sheet. NIB’s hedging policy strives to reduce the volatility in its Profit and Loss Account. By using documented, effective hedging, the Bank has been able to apply hedge accounting, which has reduced the effect of market valuations on its Profit and Loss Account.
     At the end of the accounting period, the market situation was one of exceptionally sharply falling short-term interest rates and hence the effect on the Profit and Loss Account of market valuations was EUR -2.7 million. Given that most of the Bank’s liabilities, but only some of its assets, are measured at market value, falling short-term interest rates will give negative effects on the Profit and Loss Account and, correspondingly, rising short-term interest rates will give positive effects.
     When assessing this effect of fair value adjustments according to IAS 39, one should consider that unhedged lending is not carried at fair value.
     The fair values of all the Bank’s outstanding loans can be found in Note 19 to the accounts.
     Derivative instruments which are not designated as hedging are also measured at fair value, so that the value changes are recognised under the item “Value adjustments according to IAS 39” in the Profit and Loss Account.
     As previously, value changes in the marked-to-market trading portfolio are recognised under the item “Net profit on financial operations”.

EFFECTS ON THE BALANCE SHEET

The standard prescribes Balance Sheet recognition of all derivatives at fair value. Hedged Balance Sheet items are also carried at fair value, which in turn also has an effect on the Balance Sheet total.
     Fair value measurement of derivative instruments designated as cash flow hedges has an impact on equity. The implementation of IAS 39 on the Bank’s equity is set forth in the table on page 46, which shows the changes in the Bank’s equity.

EFFECTS ON KEY FIGURES

Implementation of IAS 39 has an effect on those of NIB’s key figures that include net profit, equity, borrowing, lending or total assets.

SETTLEMENT DATE ACCOUNTING

The Bank’s Balance Sheet is prepared in accordance with the settlement date accounting principle. Market value adjustments, however, are measured according to the trade date principle.

REGROUPING
Starting with this fiscal year, amortised borrowing costs are included in net interest income. Hence these costs, as is the case for swap fees, constitute one of the interest components of the combined borrowing and swap transaction. In the past, amortised borrowing costs were reported separately, following the net interest income.
     Borrowing costs have been moved from the assets side of the Balance Sheet to the liabilities side, under the item “Debt securities in issue”, since IAS 39 stipulates that transaction costs be included in initial cost.The comparative figures have been regrouped accordingly.
     Starting in 2001, accrued interest of swaps is reported net for each individual swap contract, as an asset or liability.
     The Bank’s various portfolios were reclassified in accordance with IAS 39 principles, which led to a regrouping of debt securities.

CURRENCY OF ACCOUNT
In accordance with section 9 of the Bank’s Statutes, effective 1 January 1999, the Bank’s accounts are kept in euro.
     In its accounting, the Bank utilises the official exchange rates published for the euro by the European Central Bank.

		EUR rate on 28 Dec 2001		EUR rate on 29 Dec 2000

DKK	Danish krone	7.4365		7.4631
FIM	Finnish markka	5.94573	**	5.94573	**
ISK	Icelandic krona	91.48		78.8
NOK	Norwegian krone	7.9515		8.2335
SEK	Swedish krona	9.3012		8.8313

ATS	Austrian shilling	13.7603	**	13.7603	**
AUD	Australian dollar	1.728		1.677
BEL	Belgian franc	40.3399	**	40.3399	**
CAD	Canadian dollar	1.4077		1.3965
CHF	Swiss franc	1.4829		1.5232
CZK	Czech koruna	31.962		35.047
DEM	German mark	1.95583	**	1.95583	**
EEK	Estonian kroon	15.6466	**	15.6466	**
ESP	Spanish peseta	166.386	**	166.386	**
FRF	French franc	6.55957	**	6.55957	**
GBP	British pound	0.6085		0.6241
GRD	Greek drachma	340.75	**	340.75	**
HKD	Hong Kong dollar	6.8723		7.2578
ITL	Italian lira	1936.27	**	1936.27	**
JPY	Japanese yen	115.33		106.92
LUF	Luxembourg franc	40.3399	**	40.3399	**
LVL	Latvian lat	0.5563		0.5764
NLG	Dutch guilder	2.20371	**	2.20371	**
NZD	New Zealand dollar	2.1215		2.112
PLN	Polish zloty	3.4953		3.8498
PTE	Portuguese escudo	200.482	**	200.482	**
SDR	Special drawing right	0.704751	*	0.713946	*
SGD	Singapore dollar	1.6306		1.6126
SKK	Slovakian koruna	42.78		43.933
TWD	Taiwan dollar	30.927255	*	30.794976	*
USD	United States dollar	0.8813		0.9305
ZAR	South African rand	10.4302		7.0392

* The exchange rate is calculated in such manner that the market rate for USD/ relevant currency provides the EUR/relevant currency rate (for 2001: market rate on 31 Dec).
** Fixed exchange rate with regard to the euro.

FOREIGN CURRENCY TRANSLATION

All assets and liabilities denominated in currencies other than the euro are translated into euro at the exchange rate prevailing on the date of the Balance Sheet. Income and expenditure recorded in currencies other than the euro are converted on a monthly basis to euro in accordance with the euro exchange rate at the end of the month. Exchange rate differences are shown in the Profit and Loss Account. As of 31 December, monetary assets and liabilities were valued at the euro rate quoted by the European Central Bank. Non-monetary assets are recorded in the accounts at the euro rate prevailing on the date of their acquisition.

ITEMS IN THE PROFIT AND LOSS ACCOUNT AND THE BALANCE SHEET

AUTHORISED CAPITAL

The Bank’s authorised capital is EUR 4,000 million. Of the EUR 1,191 million increase in the Bank’s authorised capital that took

NOTES TO THE FINANCIAL STATEMENTS

place in 1999, EUR 100 million consists of paid-in capital. Thus, EUR 70 million was transferred from the Bank’s Statutory Reserve during 1999, and EUR 30 million has been paid in by the member countries in equal annual instalments over a three-year period (1999-2001).The paid-in portion of the Bank’s authorised capital amounts to EUR 404 million (2000: 394), following payment of the third annual instalment of EUR 10 million.
     Payment of the remainder of the subscribed capital in amounts additional to those mentioned above will take place upon request by the Bank’s Board of Directors to the extent that the Board deems it necessary for the fulfilment by the Bank of its debt obligations.

RESERVES

The Bank’s general reserves have been built up by means of allocations from the profits of previous accounting periods, and consist of the Statutory Reserve, a Credit Risk Reserve, and a Loan Loss Reserve for the Project Investment Loan facility.
     The transfer from the Bank’s profits into the Statutory Reserve continues until the Reserve equals 10% of the Bank’s authorised capital stock, or EUR 400 million.Thereafter, the Bank’s Board of Directors may propose that the Bank’s surplus be allocated to the Bank’s reserves or paid out in the form of dividends.
     The Bank’s transfers to the general Credit Risk Reserve are in respect of unidentified, exceptional risks in the Bank’s operations.
     In accordance with section 6A of the Statutes, the Bank has a separate Loan Loss Reserve for Project Investment Loans.This reserve is in respect of unidentified, exceptional risks in the Bank’s Project Investment Loan operations, to cover the Bank’s own share of the risk.
     In the year 2000, the Bank decided to participate in a programme initiated by the World Bank and the International Monetary Fund known as the Debt Initiative for Heavily Indebted Poor Countries (HIPC). NIB’s participation in the programme concerns only one borrower country. In its fiscal 2001 accounts, NIB has made a loan loss provision in the amount of EUR 2 million (2) for this purpose.This provision brings the HIPC reserve to a total of EUR 4 million, which is estimated to cover the full amount of NIB’s anticipated share of the HIPC programme.

LENDING

Loans can be granted and guarantees can be issued under various lending facilities, each of which has a lending ceiling.The loan facilities are Ordinary Lending, Project Investment Loans, Baltic Investment Loans, and Environmental Investment Loans.The loan facilities and their respective ceilings are described in more detail below.
     Loans outstanding are recorded in the accounts net of loan losses and provisions for possible loan losses. Loans outstanding have been carried in the accounts at fair value to the extent that the Bank has hedged them with derivative contracts against fair value changes.

Ordinary Lending
The item “Ordinary lending” includes Investment Loans within and outside the Nordic countries as well as Regional Loans in the Nordic countries, and includes guarantees issued by the Bank.As of 29 October 2001, the Bank’s Statutes, section 6, subsection 1, were amended with regard to the Bank’s ordinary lending ceiling. Under the new provision, the Bank can grant loans and issue guarantees up to a total amount corresponding to 250% of its authorised capital and accumulated general reserves. Following this, the Bank’s ordinary lending ceiling as of 31 December 2001 amounts to EUR 12,202 million (10,000).

Project Investment Loan Facility (PIL Loans)
Project Investment Loans are made to creditworthy growth market countries as well as to countries in Central and Eastern Europe, to finance projects of Nordic interest.
     As from 1 January 1999, within the framework of the Project Investment Loan facility, the Bank can extend loans and guarantees up to a total amount corresponding to EUR 3,300 million. The member countries guarantee 90% of each loan under the PIL lending facility up to a total amount of EUR1,800 million.

Baltic Investment Loans (BIL Loans)
The Bank has granted loans for investments in the Baltic countries within the EUR 60 million Baltic lending facility. The member countries guarantee 100% of this lending facility.The Bank’s mandate to grant this type of loan ceased on 31 December 1999.

Environmental Investment Loans (MIL Loans)
The Bank is authorised to grant special Environmental Investment Loans (MIL) up to a total amount of EUR 100 million, for the financing of environmental projects in the neighbouring areas to the Nordic countries. The loans are provided as part of the general Nordic environmental strategy for projects of Nordic interest. NIB’s member countries guarantee 100% of this loan and guarantee facility.

LOAN LOSSES AND PROVISIONS
FOR POSSIBLE LOAN LOSSES

Charges are taken on the Profit and Loss Account both in respect of actual loan losses to the extent they are not covered by loss provisions already made for such loans, and by provisions in respect of assessed possible losses on identified transactions. In addition, the concept of assessed possible losses on identified transactions also includes provisions made in respect of specific transactions where the existence of a certain risk of loss has been identified. Amounts recovered, for which charges were already taken, are credited to the Profit and Loss Account.
     In the event that payments in respect of an Ordinary Loan are more than 90 days overdue, all of the borrower’s loans are deemed to be in non-accrual status. Once a loan has been placed in non-accrual status, the Bank stops recording accrued interest as income on the Profit and Loss Account in respect of all of that borrower’s loans.All accrued, but unpaid, interest in respect of the borrower in question that had been recorded as income is then deducted from interest income in the Bank’s accounts. Before, or at the latest when, a claim is deemed to be in non-accrual status, the Bank makes an estimate as to how large the possible or actual loan loss will be.The amount written off is based on an evaluation of the borrower’s remaining ability to pay, and an evaluation of the value of the security provided. In making this evaluation, the Bank takes into account any costs associated with administering or selling such security.
     For payments which are more than 180 days overdue in respect of Project Investment Loans, the Bank places all loans to the borrower in question in non-accrual status. 10% of accrued, but unpaid, interest is deducted from the Bank’s interest income. The remaining 90% of the Bank’s interest claim is posted in the accounts as an outstanding claim guaranteed by the Bank’s member countries. The Bank has a 10% share of the risk in respect of the outstanding amount of principal, interest and fees.The amount of this risk is assessed according to the same methods used in assessing the risk on Ordinary Loans.
     The “Credit risk reserve”, which appears as a separate item under “Equity” in the Balance Sheet, is meant to cover exceptional, and as yet unidentified, credit losses.This reserve is funded by means of appropriations from the accounting period in question and earlier periods’ profits.This reserve constitutes a part of the Bank’s general reserves.

DEPOSITS

Deposits at banks are carried in the Balance Sheet under the item “Placements with credit institutions” at historical cost, since the Bank intends to hold these deposits until maturity.

DEBT SECURITIES

The debt securities are classified as financial assets held for trading and held-to-maturity.
     The held-to-maturity portfolio, which is primarily financed with the Bank’s equity, and whose investments are made with a view to locking in a stable long-term yield, is carried at amortised cost.
     Amortised cost means the historical cost of acquiring the asset, adjusted with the residual value of the premium or discount to be amortised.
     The securities in the trading portfolio are carried at marked-to-market values. Marking to market of the trading portfolio means that changes in interest rates in capital markets will immediately affect the Bank’s Profit and Loss Account and Balance Sheet figures.These effects, both realised and unrealised, are recognised in the Profit and Loss Account under the item “Net profit on financial operations”.

INTANGIBLE ASSETS

Starting with the beginning of 2001, intangible assets, which were previously recognised under “Tangible assets” have been reclassified, and are instead recorded as a separate item. The comparative figures for year 2000 have been adjusted accordingly. Intangible assets mainly consist of investments in computer software and licenses. These are amortised in accordance with an amortisation plan over the estimated economic life of the asset in question, usually between 3 and 10 years.The amortisation period starts when the asset becomes available for use. The amortisation period is reviewed before the accounts are closed for each fiscal year. If the asset’s estimated economic life differs considerably from earlier estimates, the amortisation period is changed accordingly. If an impairment loss related to an intangible asset has been identified, the asset’s residual value is estimated, and the write-down is recognised in the Profit and Loss Account under the item “Depreciation and write-down in value of tangible and intangible assets”.

TANGIBLE ASSETS

The “Tangible assets” item on the Balance Sheet includes buildings, land, shares and other evidence of ownership, as well as inventory and other movable property owned by the Bank.
     The land owned by the Bank is recorded at historical cost, and is not depreciated.
     The Bank’s office building in Helsinki is carried at historical cost minus annual linear depreciations taken over a 40-year period. The Bank’s other buildings are carried at historical cost less linear depreciations taken over a 30-year period.
     Shares providing ownership rights in connection with employee housing accommodation and other similar shares and evidence of ownership are carried at historical cost.
     Assets subject to wear and tear are carried at historical cost less depreciation in accordance with a depreciation plan. Equipment and other movable property are carried at historical cost and depreciated in accordance with a depreciation plan over the estimated economic life of the asset, usually 3 to 5 years.

DERIVATIVE INSTRUMENTS

The Bank uses various types of derivative instruments such as interest rate and currency swaps, forward contracts, futures, forward rate agreements and options, primarily to protect itself against the market risk arising from the Bank’s fixed-interest rate borrowing and lending transactions.The Bank’s objective, based on the hedging policy is to eliminate this market risk exposure mostly on a back-to-back basis, using derivative contracts to hedge the value of the transactions throughout their entire life.
     The Bank primarily uses swaps in order to match the Bank’s borrowing most effectively to the currency, maturity, and type of interest of its lending operations. Part of NIB’s borrowing operations are structured transactions in which the interest rate and/or the repayment of principal can be tied to interest rate- or exchange rate-based formulas or to share indexes. These transactions are hedged against market risks with swap contracts.
     Part of the Bank’s lending is granted at fixed interest rates.The Bank’s policy is to hedge the fixed interest rate risk in its lending operations with derivative contracts.
     To a certain extent the Bank uses interest rate swaps in order to hedge its future cash flows by converting the floating interest rate into fixed interest rate.These interest rate swap contracts have been categorised as cash flow hedges.
     The market risk is controlled with a combination of value-at-risk (VaR), duration, and gap analysis.

FAIR VALUE

A standardised instrument trading in a liquid market is characterised by an effective pricing process. This means that the price that is available in the market is the best estimate of fair value. When fair value is determined for assets and liabilities, the respective purchase or sale closing price at Balance Sheet date is used, provided that there is an active market between willing buyers and sellers.
     Where market prices are not available, fair value is determined by discounting the estimated future cash flows up to the reporting date.The discount rate is derived from the prevailing market interest rates at close of the reporting date. Most of the Bank’s fixed-rate borrowing and lending transactions are measured at fair value by using this method.
     Structured borrowing transactions with embedded derivative instruments are measured at fair value by using a theoretical valuation model that is based on market rate quotes.

NOTES TO THE FINANCIAL STATEMENTS

INTEREST

Interest income and interest expense accrued up to the date of the Balance Sheet are recognised in the Profit and Loss Account, with the exception of interest on loans that have been placed in non-accrual status. For the latter, only interest actually paid is recognised as income.The difference between the premium or discount value vis-à-vis the par value on borrowing and lending transactions and on debt securities is recognised as interest and amortised over the lifetime of the transaction. Income and costs on forward contracts are amortised over the transaction’s lifetime and recognised as interest.
     Borrowing costs are amortised over the lifetime of the borrowing in the Profit and Loss Account as amortised borrowing costs, and are included in the “Net interest income”.
     Net interest income includes penalty and late payment interest income.

FEE AND COMMISSION EXPENSE

Annually recurrent costs arising as a result of the Bank’s borrowing, investment, and payment transactions are recorded under the item “Fee and commission expense”.
     Payment for legal and consultancy services arising in connection with the monitoring of claims in non-accrual status are recognised under this item.

NET PROFIT ON
FINANCIAL OPERATIONS

Profit or loss from the sale of debt securities and other financial instruments, as well as changes in the market value of the trading portfolio, are recorded, as previously, under the item “Net profit on financial operations”.

GENERAL ADMINISTRATIVE EXPENSES
AND PENSION LIABILITY

The Bank provides services to the Nordic Development Fund (NDF) and the Nordic Environment Finance Corporation (NEFCO). The amount of the Bank’s general administrative expenses is reduced by reimbursements for the Bank’s costs in providing services to these organisations.
     The Bank’s pension liability is completely covered. The employees’ basic pension protection is secured through the Finnish state pension system.The Bank makes payment to the Finnish state for its pension liability on behalf of its employees, in accordance with the Finnish pension plan for government employees. In addition, effective from the beginning of 1999, the Bank has an extra pension arrangement for its permanent employees that is based on a defined contribution plan.
     The Finnish government makes a host-country reimbursement to the Bank in an amount equal to the tax levied on the salaries of the Bank’s employees.The host-country reimbursement, which the Bank received for the first time in 1998, is described in further detail in Note 5 to the accounts.
     With entry into force of the new agreement concerning the Bank, the Bank and its property are exempt, retroactively to 1 January 1998, from all taxes and tax-equivalent fees as defined in the agreement.

CATEGORIES OF RISK

EXCHANGE RATE RISK

In accordance with section 7e) of the Bank’s Statutes, the Bank shall protect itself against foreign exchange risk to the extent practicable. The Bank applies the principle of matching liabilities and assets in various currencies. NIB often borrows in currencies that are not requested by its customers, and therefore has recourse to the swap market to convert the borrowed currencies into the appropriate currency for its lending operations. The Bank’s future interest margin income in foreign currencies is not protected against exchange rate risks. In particular, foreign exchange rate changes between the euro and the US dollar can have an effect on the Bank’s profits, since the US dollar is still the Bank’s second-largest currency in terms of interest rate margin earned, second only to the euro.

INTEREST RATE RISK

The Bank strives to protect itself against interest rate fluctuations in both its borrowing and lending operations. The interest rate risk consists partly of the risk connected with the interest rate fixing periods, partly of the risk due to the maturity distribution of assets relative to liabilities.The differences in maturities can lead to a refinancing or reinvestment risk, as changes may occur in the assets’ or liabilities’ interest rate margins. In the past, the Bank used the matching principle to manage this difference in maturity, that is, the Bank in principle granted loans with the same maturity as it borrowed money in the marketplace. In order to provide greater operational flexibility, the Bank has established a new limit system to manage its refinancing and reinvestment risks.This system measures the Bank’s mismatch in various maturity buckets, and its maximum effect on the Bank’s net interest income.
     The Bank invests an amount corresponding to its equity in interest-bearing securities with high credit ratings. Approximately one-third of the Bank’s equity has been placed in a marked-to-marked trading portfolio with a maximum duration of 3.5 years and a daily value-at-risk not exceeding 0.3% of the portfolio’s value at a 95% confidence level.The remaining two-thirds of equity has been placed in a portfolio of securities that are held to maturity, with durations between 3 and 5.5 years. Fluctuations in the value of the trading portfolio affect the Bank’s profits. Interest rate fluctuations also affect the net interest income of the held-to-maturity portfolio, since interest and principal that have matured are reinvested.

CREDIT RISK

Note 9 provides information regarding the geographical distribution of the Bank’s loans and the guarantees it has issued, as well as their distribution by type of security.The Bank’s credit exposure in respect of placements and swap contracts is described in notes 8, 11 and 14.

LIQUIDITY RISK

The Bank’s policy is to have a level of liquidity that corresponds to its net liquidity requirements for the following 12 months. These funds are invested partially in the interbank market and partially in various kinds of floating interest rate debt securities.A small portion is invested in fixed-interest rate instruments.The average duration of the liquidity portfolio is restricted by the limit for interest rate risk.

Notes to the Financial Statements

(1)  INTEREST INCOME AND INTEREST EXPENSE
(Amounts in EUR 1,000)

Interest income	2001	2000
Interest income on placements with credit institutions	74,500	168,923
Interest income on debt securities	129,384	77,999
Interest income on loans outstanding	509,692	550,619
Other interest income	180	99

Total, interest income	713,756	797,640

Interest expense
Interest expense on amounts owed to credit institutions	10,068	10,976
Interest expense on debts evidenced by certificates	689,760	727,499
Interest on swap contracts and other interest expenses, net	–143,636	–97,103
Borrowing costs1)	10,674	13,639

Total, interest expense	566,866	655,011

1)Starting with fiscal 2001, amortised borrowing costs are posted under the item “Net interest income”. The comparative figures for fiscal 2000 have been adjusted with 13,639.

(2)  FEE AND COMMISSION INCOME
(Amounts in EUR 1,000)

	2001	2000
Commitment fees	1,560	1,555
Loan disbursement fees	2,086	1,741
Guarantee commissions	191	256
Premiums on prepayments of loans	1,240	349
Commissions on lending of securities	229	–

Total, fee and commission income	5,306	3,901

(3)  NET PROFIT ON FINANCIAL OPERATIONS
(Amounts in EUR 1,000)

	2001	2000
Debt securities in trading portfolio	2,311	3,759
Repurchase of NIB bonds and other	3,045	2,780

Total, net profit on financial operations	5,356	6,539

(4)  FOREIGN EXCHANGE PROFIT/LOSS
According to section 7e) of the Bank’s Statutes, the Bank shall, to the extent practicable, protect itself against exchange rate risks. The Bank translates into euro its assets and liabilities that are denominated in currencies other than euro according to the official rates quoted by the European Central Bank. As of 31 December 2001, the Bank is not exposed to any exchange rate risks which could have any significant effect on the Bank’s future Balance Sheet and profits.

NOTES TO THE FINANCIAL STATEMENTS

(5) GENERAL ADMINISTRATIVE EXPENSES
(Amounts in EUR 1,000)
	2001	2000
Salaries and other personnel costs	12,016	11,350
Pension premiums in accordance
with the Finnish state pension system	2,220	2,407
Other pension premiums	582	569
Office premises costs	651	653
Other general administrative expenses	7,696	5,627
Cost coverage, rental income and
reimbursement of value added tax	–1,451	–1,422

Total	21,714	19,183

Host-country reimbursement
according to agreement with the Finnish state	–3,318	–2,951

Net	18,395	16,232

Average number of employees	134.2	128.7

(6) PROVISION FOR POSSIBLE LOAN LOSSES AND LOAN LOSSES
Provisions for possible loan losses in the Profit and Loss Account:
(Amounts in EUR 1,000)
	2001	2000
Increase in provisions	507	3,082
Reversals of previous provisions	–117	–1,423

Total, provision for possible loan losses	390	1,659

See also note 9.

(7) VALUE ADJUSTMENTS ACCORDING TO IAS 39
In accordance with IAS 39, derivative contracts are measured in the Balance Sheet at fair value. Likewise, lending and borrowing transactions hedged with derivative contracts are measured at fair value. These value adjustments are recognised in the Profit and Loss Account, in accordance with IAS 39.

During the accounting period 1 January through 31 December, these value adjustments consisted of the following:
(Amounts in EUR 1,000)
2001
Value adjustments of hedging derivative contracts	117,663
Value adjustments of other derivative contracts	2,567
Value adjustments of lending hedged with derivative contracts	13,876
Value adjustments of borrowing hedged with derivative contracts	–136,825

Total, value adjustments according to IAS 39	–2,719

(8) PLACEMENTS AND DEBT SECURITIES
(Amounts in EUR million)
	2001	2000
Placements with credit institutions	1,104	2,491
Debt securities	2,614	1,424

Total, placements and debt securities	3,718	3,915

The maturity profile of placements and debt securities was as follows:
(Amounts in EUR million)

Period	2001	2000
Up to 3 months	1,082	2,330
3-6 months	334	394
6-12 months	304	156
1-5 years	1,387	640
More than 5 years	611	395

Total, placements and debt securities	3,718	3,915

All placements with credit institutions are at fixed interest rates. Of total debt securities, EUR 1,784 million (757) are at floating interest rates, while EUR 830 million (667) are at fixed interest rates.

The debt securities were issued by the following counterparties:
(Amounts in EUR million)
	2001	2000
Governments	622	501
Public institutions	100	46
Other	1,891	877

Total, debt securities	2,614	1,424

The Bank’s debt securities had the following distribution with respect to type of portfolio on the Balance Sheet date:
(Amounts in EUR million)
	Book value		Market value
	2001	2000	2001	2000
Trading portfolio	2,046	384	2,046	384
Held-to-maturity portfolio	568	1,040	594	1,070

Total, debt securities	2,614	1,424	2,640	1,454

Debt securities in the trading portfolio are measured at fair value, and debt securities in the held-to-maturity portfolio are carried at amortised cost.

(9) LOANS AND GUARANTEES OUTSTANDING
Specification of loans outstanding and guarantees issued
Loans outstanding are recorded on a net basis less deduction for loan losses and provisions for possible loan losses.
     The Balance Sheet value for loans outstanding, divided into the four loan categories and by region, is as follows:
(Nominal amounts, in EUR million)

Distribution of loans outstanding	2001	2000
Ordinary lending
Investment loans in the Nordic countries	7,590	7,229
Regional loans in the Nordic countries	133	128
Investment loans outside the Nordic countries	–	4

Total, ordinary lending	7,723	7,360

NOTES TO THE FINANCIAL STATEMENTS

Project Investment Loans	2001	2000
Africa	166	123
Asia	1,037	939
Baltic countries	116	59
Central and Eastern Europe	403	341
Latin America	408	262
Middle East	154	161

Total, Project Investment Loans	2,285	1,885

Baltic Investment Loans	28	28
Environmental Investment Loans	–	15

Total	10,036	9,288

IAS 39 value adjustments	31	–

Total, loans outstanding	10,067	9,288

In addition, as of 31 December 2001, the Bank had under its ordinary lending facility issued a total of EUR 32.6 million (33.5) in guarantees.

Provisions for possible loan losses
A total of EUR 5.3 million (7.9) has been deducted from the Bank’s loans outstanding for provisions in respect of possible loan losses. EUR 1.8 million (1.3) is for Project Investment Loans. The following changes were recorded in the Balance Sheet in respect of provisions for possible loan losses:
(Amounts in EUR million)

	2001	2000
Provisions on 1 January	7.9	6.0
Provisions made during the year for possible loan losses	0.5	3.1
Reversals of previous provisions for possible loan losses	–0.1	–1.4
Loan losses covered by provisions previously made
for possible loan losses	–3.1	–
Exchange rate adjustments	0.1	0.2

Provisions on 31 December	5.3	7.9

See also note 6.

The EUR 5.3 million (7.9) in provisions for possible loan losses is distributed as follows:
(Amounts in EUR million)

Distribution by lending facility:	2001	2000
Ordinary loans in the Nordic countries	3.5	6.6
Project Investment Loans
in Asia	0.5	–
in Eastern and Central Europe	1.3	1.3

Total, provisions	5.3	7.9

For loans outstanding that have been deemed to involve a certain degree of loan loss risk, the Bank has made provisions in the manner described above. The provisions made in respect of Project Investment Loans were made in an amount corresponding to the Bank’s own share of the risk. The remainder of loans outstanding, net of loss provisions, has sufficient security, on the basis of data available for making such judgements as of the date of the Balance Sheet.

     As of 31 December 2001, the Bank had loans outstanding in non-accrual status in the amount of EUR 4.4 million (4.2) within Ordinary Lending in the Nordic countries.

Loans agreed but not yet disbursed
As of 31 December, the Bank had the following amount in loans agreed but not yet disbursed:
(Amounts in EUR million)

Loans agreed but not yet disbursed	2001	2000
Ordinary Loans	264	307
Project Investment Loans	837	684
Baltic Investment Loans	1	5
Environmental Investment Loans	56	46

Total, loans agreed but not yet disbursed	1,158	1,041

The amounts set forth above for loans agreed but not yet disbursed include loans and loan programmes for considerable amounts, where certain conditions, primarily interest rate conditions, may not yet have received final approval.

Maturity profile of lending
The amortisation payments on loans outstanding, according to the loan agreements, have the following maturity profile as of 31 December:
(Nominal amounts, in EUR million)

Period	Ordinary loans		PIL loans			Total1)
	2001	2000	2001	2000	2001	2000
Up to 3 months	179	184	35	41	217	226
3-6 months	443	254	45	49	489	305
6-12 months	615	264	102	84	718	350
1-2 years	1,012	1,244	211	177	1,227	1,427
2-3 years	834	1,009	223	186	1,061	1,198
3-4 years	518	812	282	193	804	1,009
4-5 years	994	521	261	181	1,257	707
5-10 years	2,794	2,609	810	699	3,610	3,323
10-15 years	307	427	282	248	590	679
15-20 years	28	36	35	26	63	63

Total	7,723	7,360	2,285	1,885	10,036	9,288

IAS 39 value adjustments	24	–	7	–	31	–

Total, loans outstanding	7,747	7,360	2,292	1,885	10,067	9,288

1)The total amount also includes EUR 28 million (28) in Baltic Investment Loans and EUR 0.1 million (15) in Environmental Investment Loans.

NOTES TO THE FINANCIAL STATEMENTS

Under the terms of the relevant agreements, borrowers can in general repay their loans on interest adjustment dates. The following table sets forth amortisations on outstanding loans as of 31 December, if all the loans were to be repaid on the next interest adjustment dates fixed under the relevant loan agreements:
(Nominal amounts, in EUR million)

Period	Ordinary loans		PIL loans		Total2)
	2001	2000	2001	2000	2001	2000
Up to 3 months	310	360	43	41	356	402
3-6 months	530	496	75	75	606	574
6-12 months	865	490	134	120	1,001	612
1-2 years	1,200	1,606	450	237	1,655	1,849
2-3 years	829	926	320	384	1,153	1,314
3-4 years	570	801	274	275	847	1,080
4-5 years	978	476	236	168	1,216	650
5-10 years	2,277	2,035	693	562	2,976	2,614
10-15 years	165	170	53	19	219	189
15-20 years	–	–	6	3	6	3

Total	7,723	7,360	2,285	1,885	10,036	9,288

IAS 39 value adjustments	24	–	7	–	31	–

Total, loans outstanding	7,747	7,360	2,292	1,885	10,067	9,288

2)The total amount also includes EUR 28 million (28) in Baltic Investment Loans and EUR 0.1 million (15) in Environmental Investment Loans. Loans outstanding at floating interest rates amount to EUR 8,531 million (7,505), while those at fixed interest rates amount to EUR 1,505 million (1,783).

Currency distribution of loans outstanding
(Nominal amounts, in EUR million)

Currency	Ordinary loans		PIL loans		Total3)
	2001	2000	2001	2000	2001	2000
Nordic currencies (excl. FIM)	2,384	2,395	5	6	2,388	2,401
EUR currencies (incl. FIM)	2,827	2,406	235	147	3,078	2,583
USD	2,412	2,431	1,995	1,700	4,414	4,144
Other currencies	101	128	50	32	155	160

Total	7,723	7,360	2,285	1,885	10,036	9,288

IAS 39 value adjustments	24	–	7	–	31	–

Total, loans outstanding	7,747	7,360	2,292	1,885	10,067	9,288

3)The total amount also includes EUR 28 million (28) in Baltic Investment Loans and EUR 0.1 million (15) in Environmental Investment Loans.

Distribution of outstanding loans and guarantees by various types of security
The following table shows the amount of loans outstanding, including guarantee undertakings, distributed by type of security:
(Amounts in EUR million)

As of 31 December 2001:
		Amount		Share, in %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries		283[4]	)	3
		(2,083)	5)
Loans to or guaranteed by other countries		1,689		17
Loans to or guaranteed by local authorities in member countries		336		3
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries		764		8
Loans to or guaranteed by banks		538		5
Other loans
Backed by a lien or other security in property	572
With a negative pledge clause and other covenants	4,301
With a guarantee from the parent company and other guarantees	1,531	6,403		64

Loans without security		55		–

Total		10,068		100

IAS 39 value adjustments		31

Total, loans outstanding (including guarantees)		10,099

4) NIB’s owner-country guarantees exclusive of owner-country guarantees for the PIL lending facility (EUR 1,800 million).
5) Including owner-country guarantees for the PIL lending facility.

As of 31 December 2000:
		Amount	Share, in %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries		2,039	22
Loans to or guaranteed by other countries		145	1
Loans to or guaranteed by local authorities in member countries		435	5
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries		816	9
Loans to or guaranteed by banks		371	4
Other loans
Backed by a lien or other security in property	550
With a negative pledge clause and other covenants	3,483
With a guarantee from the parent company and other guarantees	1,478	5,511	59
Loans without security		4	–

Total, loans outstanding (including guarantees)		9,321	100

MEMBER COUNTRIES’ GUARANTEES FOR LOANS OUTSTANDING
Guarantees for Project Investment Loans and Project Investment Guarantees (PIL)
The Bank can grant loans and issue guarantees under the PIL facility up to a total of EUR 3,300 million (3,300). Each individual loan or guarantee granted by the Bank under the PIL facility is guaranteed by the member countries up to 90%, up to a total amount of EUR 1,800 million (1,800). Payment under the member countries’ guarantee takes place at the request of the Board of Directors, as provided for under an agreement between the Bank and each individual member country.

NOTES TO THE FINANCIAL STATEMENTS

The member countries guarantee the PIL up to the following amounts:
(Amounts in EUR 1,000)

Member country	Amount of guarantee	Share, in %
Denmark	391,225	21.7
Finland	357,094	19.8
Iceland	16,139	0.9
Norway	340,991	19.0
Sweden	694,551	38.6

Total	1,800,000	100.0

Guarantees for Baltic Investment Loans (BIL)
Loans granted by the Bank for investments under the BIL facility were provided within a total ceiling of EUR 60 million. These loans are guaranteed by the member countries up to 100%. The Bank’s mandate to grant this type of loan ended on 31 December 1999.

As of 31 December 2001, the member countries’ liability is distributed as follows:
(Amounts in EUR 1,000)

Member country	Amount of guarantee	Share, in %
Denmark	13,380	22.3
Finland	11,700	19.5
Iceland	630	1.0
Norway	11,340	18.9
Sweden	22,950	38.3

Total	60,000	100.0

Guarantees for special Environmental Investment Loans and Environmental Investment Loan Guarantees (MIL)
The Bank can grant loans and issue guarantees under the MIL facility up to a total amount of EUR 100 million. NIB’s member countries guarantee 100% of the loans and guarantees under this lending facility.

As of 31 December 2001, the member countries’ liability is distributed as follows:
(Amounts in EUR 1,000)

Member country	Amount of guarantee	Share, in %
Denmark	24,000	24.0
Finland	16,600	16.6
Iceland	1,100	1.1
Norway	19,500	19.5
Sweden	38,800	38.8

Total	100,000	100.0

(10) INTANGIBLE AND TANGIBLE ASSETS
As of 31 December 2001, the historical cost for buildings and land was recognised in the Balance Sheet, net of depreciation on the buildings in accordance with the depreciation plan, at EUR 31.7 million (32.3).
     Shares providing ownership rights in connection with employee housing accommodation and other shares and holdings, such as shares in the European Investment Fund (EIF), have a Balance Sheet value of EUR 2.0 million (2.2).
     The value of furniture and fixtures and other movable assets is recorded at EUR 2.4 million (2.9).
     Computer software included in intangible assets have been written down by EUR 2.6 million (1.0) because of impairment. The write-down is reported in the accounts under “Depreciation and write-down in value of tangible and intangible assets”.

(11) OTHER ASSETS
(Amounts in EUR million)

	2001	2000
Derivatives are included in “Other assets” in accordance with IAS 39:
Floating interest rate, nominal amount	5,852	4,427
Fixed interest rate, nominal amount	10,022	10,103

Total, nominal amount	15,874	14,530
Offsetting of nominal amount per derivative	–15,478	–

Derivative receivables, nominal amount net	396	–
IAS 39 value adjustment	444	–

Swap receivables	840	–
Other	13

Total	852

Derivatives are carried at fair value in the Balance Sheet net per contract. Derivatives with a positive net fair value are reported under “Other assets”.

(12) AMOUNTS OWED TO CREDIT INSTITUTIONS
Amounts owed to credit institutions had the following maturity profile at year-end:
(Amounts in EUR million)

Period	2001	2000
Up to 3 months	191	151
3-6 months	41	62
6-12 months	22	15

Total, amounts owed to credit institutions	254	228

All amounts owed to credit institutions are borrowed at fixed interest rates.

(13) OUTSTANDING DEBTS EVIDENCED BY CERTIFICATES AND SWAPS
The Bank’s borrowing transactions are in most cases recognised in the Balance Sheet at fair value in accordance with the IAS 39 principle on hedge accounting. At year-end, the Bank’s borrowings evidenced by certificates are distributed among the following currencies shown in the table below. The table also demonstrates the distribution of borrowings by currency on an after-swap basis:
(Amounts in EUR million)

	Borrowing			Swap contracts Payable/receivable		Net currency
Currency	2001	2000		2001	2000	2001	2000
Nordic currencies (excl. FIM)	1,545	1,460		1,025	1,122	2,571	2,583
EUR currencies (incl. FIM)	1,376	2,031		2,259	869	3,635	2,901
USD	1,643	1,440		4,143	4,707	5,786	6,148
JPY	2,182	2,349		–2,105	–2,287	77	62
GBP	2,773	1,995		–2,790	–2,002	–16	–8
HKD	1,088	1,142		–1,088	–1,142	–	–
Other currencies	1,008	957		–959	–878	49	80

Total	11,616	11,376		486	389	12,102	11,764

IAS 39 value adjustments	682	–		–658	–	24	–
Swap fees	–	–		51	–	51	–

Total, borrowings outstanding	12,298	11,376	1)	–122	389	12,176	11,764

The table set forth above includes 192 (182) borrowing transactions in the equivalent amount of EUR 8,676 million (7,856) entered into under the Bank’s euro medium-term note programme, and 9 (10) borrowing transactions in the equivalent amount of EUR 230 million (412) under the Bank’s Swedish medium-term note programme. The Bank has established a USD 600 million commercial paper programme in Europe and another USD 600 million programme in the United States.
1) Exclusive borrowing costs of EUR 50.1 million.

NOTES TO THE FINANCIAL STATEMENTS

The Bank’s borrowings have the following maturity profile:
(Nominal amounts, in EUR million on maturity date)

Period	2001	2000
Up to 3 months	263.5	507.7
3-6 months	370.7	290.4
6-12 months	751.7	468.5
1-2 years	1,381.2	1,389.4
2-3 years	1,723.4	1,269.2
3-4 years	657.7	1,594.9
4-5 years	797.5	675.4
5-10 years	3,168.2	3,132.2
10-15 years	679.2	743.8
15-25 years	1,577.0	1,281.6
More than 25 years	362.0	49.0

Total, debts evidenced by certificates	11,732.2	11,402.1

Certain of the Bank’s borrowing operations may be repaid prior to their maturity dates. The Bank’s borrowings have the following maturity profile when taking into account the possibility of their repayment prior to maturity:
(Nominal amounts, in EUR million on maturity date)

Period	2001	2000
Up to 3 months	464.1	626.7
3-6 months	533.8	415.1
6-12 months	888.6	640.9
1-2 years	1,528.7	1,613.6
2-3 years	1,792.8	1,352.7
3-4 years	692.4	1,576.2
4-5 years	818.8	675.4
5-10 years	3,086.4	2,971.2
10-15 years	633.3	640.7
15-25 years	1,003.4	840.6
More than 25 years	289.9	49.0

Total, debts evidenced by certificates	11,732.2	11,402.1

Of debt securities in issue, EUR 2,363 million (2,293) are at floating interest rates, while EUR 9,036 million (8,774) are at fixed interest rates. Other borrowing transactions, at fixed interest rates, amounted to EUR 260 million (309).
     As of 31 December the Bank had entered into agreements for future borrowings of EUR 23.4 million (81.3) in the form of 1 (3) borrowing transaction having an average maturity of 29.0 (22.9) years. This agreement was denominated in JPY.

(14) OTHER LIABILITIES
(Amounts in EUR million)

	2001	2000
Derivatives are included in “Other liabilities” in accordance with IAS 39:
Floating interest rates, nominal amount	14,861	13,246
Fixed interest rates, nominal amount	1,498	1,672

Total, nominal amount	16,359	14,918
Offsetting of nominal amount per derivative	–15,427	–

Derivative payables, nominal amount net	932	–
IAS 39 value adjustment	–214	–

Swap payables	718	–
Other	5

Total	722

Derivatives are carried at fair value in the Balance Sheet net per contract. Derivatives with a negative net fair value are reported under “Other liabilities”.

(15) AUTHORISED CAPITAL; PAID-IN CAPITAL
The member countries have subscribed to the following amounts of the Bank’s authorised capital:
(Amounts in EUR million)

Member country	2001	Share, in %	2000	Share, in %
Denmark	881.1	22.0	881.1	22.0
Finland	765.8	19.2	765.8	19.2
Iceland	38.6	1.0	38.6	1.0
Norway	793.1	19.8	793.1	19.8
Sweden	1,521.4	38.0	1,521.4	38.0

Total	4,000.0	100.0	4,000.0	100.0

The paid-in portion of the Bank’s authorised capital amounted to 404.3 million (394.3). As part of the Bank’s capital increase in 1999, its member countries paid in the remaining EUR 10.0 million in 2001.

The member countries’ portions of paid-in capital are as follows:
(Amounts in EUR million)

Member country	2001	Share, in %	2000	Share, in %
Denmark	89.2	22.1	85.9	21.8
Finland	74.4	18.4	72.9	18.5
Iceland	3.9	1.0	3.8	1.0
Norway	77.1	19.1	74.2	18.8
Sweden	159.5	39.5	157.5	39.9

Total	404.3	100.0	394.3	100.0

Payment of the remainder of the Bank’s authorised capital will be paid in upon request from the Bank’s Board of Directors as and when the Board deems it necessary in order to meet the Bank’s liabilities.

(16) STATUTORY RESERVE
In accordance with section 8 of the Bank’s Statutes, profit is transferred to a Statutory Reserve until the amount equals 10% of the Bank’s authorised capital, or EUR 400.0 million (400.0).
     At year-end 2000, the Statutory Reserve amounted to EUR 530.6 million. The Board of Directors is proposing that EUR 23.3 million of the profit from fiscal year 2001 be allocated to the Statutory Reserve, after deduction for the initial effect of implementation of IAS 39, or a total of EUR –1.2 million. In the event the Nordic Council of Ministers decides in favour of the proposal, the Statutory Reserve will amount to EUR 554.0 million after the allocation, or 13.8% (13.3%) of the Bank’s authorised capital.

(17) CREDIT RISK RESERVES
General operations
As part of its general reserves, the Bank has a Credit Risk Reserve for non-identified, exceptional risks. At the end of 2000, the Credit Risk Reserve amounted to EUR 276.0 million.
     The Board of Directors is proposing to allocate EUR 51.0 million to the Credit Risk Reserve. This reserve will subsequently amount to EUR 327.0 million, as shown on the Balance Sheet.

The Project Investment Loan Facility (PIL)
As provided for in section 6A of the Statutes, the Bank has a separate Loan Loss Reserve in respect of non-identified, exceptional risks in the Bank’s Project Investment Loan activities, to cover the Bank’s own share of the risk. That credit risk reserve amounted to EUR 84.0 million in 2000.
     EUR 14.2 million was allocated from fiscal 2001’s profits to the Loan Loss Reserve for the Project Investment Loan facility. Following the allocation, the Loan Loss Reserve amounts to a total of EUR 98.2 million.

NOTES TO THE FINANCIAL STATEMENTS

(18) OFF-BALANCE SHEET COMMITMENTS AND SECURITY PROVIDED BY THE BANK
As of 31 December, the Bank had the following commitments off the Balance Sheet:
(Amounts in EUR million)

2001

2000

Guarantees issued (note 9)	33	33
Loans agreed but not disbursed (note 9)	1,158	1,041
Borrowing commitments	23	81
Forward contracts, net	–	2
Subscription to EIF shares, unpaid portion	4	4

(19) FAIR VALUE OF FINANCIAL INSTRUMENTS
(Amounts in EUR million)

			2001			2000
Assets	Carrying amount	Fair value	Fair value – Carrying amount	Carrying amount	Fair value	Fair value – Carrying amount
Placements with credit institutions	1,104	1,104	–	2,491	2,493	2
Debt securities	2,614	2,640	26	1,424	1,454	30
Outstanding loans	10,067	10,078	11	9,288	9,310	22
Swap receivables, net	840	840	–	–	772	772

			37			826
Liabilities
Amounts owed to credit institutions	254	254	–	228	229	1
Debts evidenced
by certificates	12,298	12,300	2	11,326	11,866	540
Swap payables, net	718	718	–	389	628	239

			2			780

Net			35			46

When comparing the years 2001 and 2000, the following issues, due to IAS 39, should be taken into consideration:
In 2001 the Bank’s portfolio of debt securities was reclassified into a trading portfolio and a held-to-maturity portfolio. This increased the Bank’s trading portfolio. For debt securities in the trading portfolio, the book value equals the fair value.
     The part of the Bank’s loans to customers, designated as hedged items, is carried at fair value in the Bank’s 2001 Balance Sheet, whereas all lending in fiscal 2000 was carried at amortised cost.
      Most of the Bank’s debts evidenced by certificates are carried at fair value in 2001, whereas all debts evidenced by certificates in 2000 were carried at amortised cost.
     All derivative instruments have been carried at fair value in the 2001 Balance Sheet. In previous accounting periods the gross nominal values of these instruments were reported under Off-Balance Sheet commitments.

(20) STATEMENT OF CASH FLOWS
Specification of cash flows from operating activities:
(Amounts in EUR 1,000)

	2001	2000
Profit for the year	130,720	130,463
Amortisation of issuing charges	10,674	13,639
Market value adjustment, trading portfolio	3,746	–5,026
Depreciation and write-down in value of tangible and intangible assets	4,259	3,748
Change in accrued interest and fees (assets)	67,652	–5,643
Change in accrued interest and fees (liabilities)	–59,690	13,951
Provision for possible losses on loans	390	1,659
Value adjustments according to IAS 39	2,719	–

Cash flow from operating activities	160,470	152,791

Specification of the change in cash and cash equivalents on 31 December:
(Amounts in EUR 1,000)

	2001	2000
Cash and balances with banks	7,630	6,166
Placements with credit institutions at less than 6 months	1,029,359	2,374,213
Debt securities at less than 6 months	1,784,122	756,744

Liquid assets	2,821,111	3,137,123

Amounts owed to credit institutions at 6 months or less	–180,075	–224,122

Cash and cash equivalents (net)	2,641,036	2,913,001

Change in net cash and cash equivalents	–271,965	131,860

The concept of net liquidity (cash and cash equivalents) contains the net amount of monetary assets, placements and liabilities with original maturities at 6 months or less calculated from the time the transaction was entered into, as well as placements in liquid debt securities at floating interest rates irrespective of original maturity. This definition is in accord with the Bank’s actual net liquid asset position.

AUDITORS’ REPORTS

To the Control Committee of the Nordic Investment Bank

In our capacity as auditors appointed by the Control Committee of the Nordic Investment Bank we have audited the Financial Statements, the accounting records and the administration of the Bank, for the year 2001. The Board of Directors and the President are responsible for the accounting documents as well as the administration. Based on our audit it is our responsibility to express an opinion on the Financial Statements and the administration of the Bank.
     Our audit was conducted in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit in order to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates as well as evaluation of the overall financial statement presentation. Our audit also included a review of whether the Board of Directors’ and the President’s administration have complied with the Statutes of the Bank. We believe that our audit provides a reasonable basis for our opinions below.
     In our opinion the Financial Statements give a true and fair view of the financial position of the Nordic Investment Bank as at 31 December 2001 and of the results of its operations and its cash flows in 2001 in accordance with International Accounting Standards as adopted by the International Accounting Standards Board. It is also our opinion that the administration of the Board of Directors and the President complied with the Statutes of the Bank.

Helsinki, 8 March 2002

Kristian Hallbäck
Authorised Public Accountant Ernst & Young, Helsinki

Torbjörn Hanson
Authorised Public Accountant Ernst & Young, Stockholm

To the Nordic Council of Ministers

Statement by the Control Committee of the Nordic Investment Bank on the audit of the administration and accounts of the Bank.

     In accordance with section 13 of the Statutes of the Nordic Investment Bank we have been appointed to control the operations of the Bank and to be responsible for the auditing of the Bank’s accounts. After having completed our assignment for the year 2001, we hereby submit the following report.

     The Control Committee met during the fiscal year as well as after the Bank’s Financial Statements had been prepared. Control and examination measures considered necessary were then performed. The Annual Report of the Bank was examined at a meeting in Helsinki on 8 March 2002. In carrying out its tasks, the Control Committee received such information and carried out such examination measures as it deemed necessary to assess the Bank’s position in regard to its risks. We have also received the Auditors’ Report, submitted on 8 March 2002 by the authorised public accountants appointed by the Control Committee.

Following our audit, we note that:
–	The Bank’s operations during the financial year have been conducted in accordance with the Statutes, and that
–	The Financial Statements give a true and fair view of the financial position of the Bank as at 31 December 2001 and of its results and financing in 2001.The Profit and Loss Account shows a profit of EUR 130,720,223.88 for the financial period.
We recommend to the Nordic Council of Ministers that:
–	The appropriation of the Bank’s profits for the financial period, as it appears in the Balance Sheet, be approved;
–	The Profit and Loss Account and the Balance Sheet be adopted;
–	The proposal by the Board of Directors regarding distribution of dividends to the Bank’s owners be approved; and
–	The Board of Directors and the President be discharged from liability for the administration of the Bank’s operations during the accounting period examined by us.

Helsinki, 8 March 2002

Markku Markkula	Bill Fransson	Ingvar Garðarsson

Trond Helleland	Elver Jonsson	Per Kaalund

Bjarne Mørk-Eidem	Ísólfur Gylfi Pálmason	Riitta Prusti